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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2005

                          Commission File No. 000-27476

                          CoolBrands International Inc.
                          -----------------------------
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
              -----------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [ ] Form 40-F [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________




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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           COOLBRANDS INTERNATIONAL INC.

Date: July 14, 2005                        By: Aaron Serruya
                                               -----------------------------
                                           Name:  Aaron Serruya
                                           Title: Executive Vice President





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                                INDEX TO EXHIBITS


99.1 Registrant's Press Release with regard to Registrant's announcement of operating results for its third fiscal quarter of 2005, ending May 31, 2005, together with the Registrant's consolidated (i) Balance Sheets as of May 31, 2005 and August 31, 2004; (ii) Statements of Earnings and Cash Flows for the nine months and three months ended May 31, 2005 and 2004.